Exhibit 99.2
CAPITALIZATION AND INDEBTEDNESS
IFRS
     The following table sets out the authorized and issued share capital of The Governor and Company of the Bank of Ireland and the Bank of Ireland Group’s total shareholders’ equity, indebtedness and contingent liabilities as at September 30, 2007 and March 31, 2007. The information has been prepared in accordance with IFRS. The information in the table has been derived from, and should be read in conjunction with, our unaudited consolidated interim financial statements and the notes thereto furnished to the U.S. Securities and Exchange Commission in Exhibit 99.1 on this Form 6-K and our audited consolidated financial statements and the notes thereto set forth in our Annual Report on Form 20-F for the fiscal year ended March 31, 2007.

	As at	As at
	September 30,	March 31,
	2007	2007
	(€ in millions)
Capital Stock
Authorized
1,500m units of €0.64 of Ordinary Stock	960	960
8m units of Non-Cumulative Preference Stock of U.S.$25 each	141	150
100m units of Non-Cumulative Preference Stock of STG£1 each	144	147
100m units of Non-Cumulative Preference Stock of €1.27 each	127	127
100m units of Undesignated Preference Stock of U.S.$0.25 each	18	19
100m units of Undesignated Preference Stock of STG£0.25 each	36	37
100m units of Undesignated Preference Stock of €0.25 each	25	25

	1,451	1,465

Allotted and fully paid
964.3m units of €0.64 of Ordinary Stock	617	611
61.9m units of €0.64 of Treasury Stock	39	45
1.9m units of Non-Cumulative Preference Stock of STG£1 each	3	3
3.0m units of Non-Cumulative Preference Stock of €1.27 each	4	4

	663	663

Bank of Ireland Group total shareholder’s equity
Called up share capital	663	663
Share premium	775	771
Available for sale reserve	(186)	(33)
Cash flow hedging reserve	138	195
Capital reserve	495	429
Translation reserve	(211)	(76)
Retained earnings	5,456	4,672
Revaluation reserve	210	252
Other equity reserve	114	114
Own shares held for benefit of life assurance policyholders	(293)	(287)
Share based payments reserve	28	24

Shareholders’ equity (excluding minority interests)	7,189	6,724
Minority interests	34	34

Total shareholders’ equity	7,223	6,758

	As at	As at
	September 30,	March 31,
	2007	2007
	(€ in millions)
Bank of Ireland Group indebtedness
Subordinated liabilities
Undated loan capital	3,397	3,494
Dated loan capital	4,719	4,314
Debt securities in issue	66,018 (1)	59,523

Total indebtedness	74,134	67,331

Total capitalization and indebtedness	81,357	74,089

Bank of Ireland Group contingent liabilities
Acceptances and endorsements	31	39
Assets pledged as collateral security	2,206	1,719
Other contingent liabilities	796	745

Total contingent liabilities	3,033	2,503

(1)	Since September 30, 2007, debt securities in issue have decreased by €947 million
U.S. GAAP
     We have historically produced a limited U.S. GAAP balance sheet for our Annual Report on Form 20-F. As such, presenting our capitalization in accordance with U.S. GAAP in the same level of detail as our presentation of our capitalization in accordance with IFRS would be unduly burdensome and expensive. Consequently, the following table only sets out our total liabilities & other equity interests, total stockholders’ equity, and total liabilities and equity as at March 31, 2007, calculated in accordance with U.S. GAAP. The information in the table has been derived from, and should be read in conjunction with, our audited consolidated financial statements and the notes thereto set forth in our Annual Report on Form 20-F for the fiscal year ended March 31, 2007.

As at
March 31, 2007
(€ in millions)
Total liabilities & other equity interests	193,731
Total stockholders’ equity	5,679

Total liabilities and stockholders’ equity	199,410